Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF 2011 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and extraordinary general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on Thursday, August 18, 2011 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel.

The agenda of the Meeting shall be as follows:

            1.    Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our 2012 Annual General Meeting of Shareholders, and to delegate to the Company's board of directors the authority to determine their remuneration in accordance with the volume and nature of their services;

2.    Approval of the re-election of each of Messrs. Rimon Ben-Shaul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Anat Hollander to serve as directors of the Company, and, with respect to Ms. Anat Hollander only, to serve as an independent director of the Company, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified;

            3.    Re-election of Mr. Avraham Shani as an External Director of the Company for an additional three-year term as of the date of the approval by the Meeting; and

4.    Approval of the compensation terms of Rimon Ben-Shaul, the Chairman of the Company's board of directors.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The approval of each of Items I, II and IV requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Item III requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Mr. Avraham Shani (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder and whether you have personal interest in the election of Mr. Avraham Shani (other than a personal interest unrelated to relationships with a controlling shareholder of the Company). If any shareholder casting a vote in connection hereto does not notify us whether or not they are a controlling shareholder and whether or not they have personal interest with respect to Item III, their vote with respect to this proposal will be disqualified.

Only shareholders of record at the close of business on Tuesday, July 26, 2011 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items I through IV by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours to verify before the time of the Meeting (i.e., 5:00 p.m. (Israel time) on Tuesday, August 16, 2011). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Aya Ben-David at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 5, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, August 25, 2011, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices in offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel during normal business hours and by prior coordination with Aya Ben-David (tel: +972-3-5652211).

By the Order of the Board of Directors,
Aya Ben David, Secretary Dated: July 14, 2011